Exhibit 21-A
OTTER TAIL CORPORATION
Subsidiaries of the Registrant
March 2, 2015

Company	State of Organization

Otter Tail Power Company	Minnesota
Otter Tail Energy Services Company, Inc.	Minnesota
Green Hills Energy, LLC	Minnesota
Sheridan Ridge I, LLC	Minnesota
Sheridan Ridge II, LLC	Minnesota
Otter Tail Assurance Limited	Cayman Islands
Varistar Corporation	Minnesota
Northern Pipe Products, Inc.	North Dakota
Vinyltech Corporation	Arizona
T.O. Plastics, Inc.	Minnesota
IMD, Inc.	North Dakota
6472702 Canada, Inc.	Ontario, Canada
BTD Manufacturing, Inc.	Minnesota
Miller Welding & Iron Works, Inc.	Minnesota
Shrco, Inc.	Minnesota
Galva Foam Marine Industries, Inc.	Missouri
SLI, Inc.	Minnesota
ASI, Inc.	Minnesota
Aevenia, Inc.	Minnesota
Foley Company	Missouri